amscan®
The Party People

Amscan Inc. • 80 Grasslands Road • Elmsford, New York 10523 • (914) 345-2020

Mr. Ryan C. Milne
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

October 9, 2008

Dear Mr. Milne,

We have received your comment letter of October 6, 2008, regarding your review of our September 3rd response to your prior letter of August 22nd.

Regarding your Comment 1, we have added per the attached markup the phrase that our management concluded that our disclosure controls and procedures were effective "at the reasonable assurance level" as of December 31, 2007.

We have also added that phrase to our report on internal controls under section (c) of Item 9A.

Regarding your Comment 2, in responding to your prior letter I had made an unfortunate error which has caused your Comment 2.

In my attempt to make the markup easier to follow, I had used a prior Word version of our 10-K rather than simply marking directly on our final Edgar copy, thinking that I was using our final copy as filed.

As you will note from the attached, if I had, instead, marked up our actual final filed copy, the references that you now note as omitted were actually in the 10-K that we filed in March.

I deeply apologize for my error in preparing the response. While a handwritten markup of the actual filing is not as neat, it is far better than a neat markup of a document you never saw!

Regarding Comment 3, you have indicated that we should provide more commentary regarding our borrowing base "to the extent that it is reasonably likely that the amount borrowed or maximum amount committed under the ABL credit facility will exceed the borrowing base."

First, it is not only not reasonably likely, but not even possible, for us to borrow an amount that would exceed our borrowing base. We must report our borrowing base every month and we are required to keep our borrowing level under what is allowed by the borrowing base.

Everything in Decorations and Party Goods

~ .=—.- Everything in Decorations and Party Goods =’-"=~’.~.=~. =n-n=.==~~====~ At the same time, our borrowing base has never- and continues to this date to never- be lower than the maximum amount of $250 million that we can borrow under our credit facility. At December 31, 2007, which in our business is a low point of accounts receivable and inventory, our borrowing base was, at that low point, $255,509,000. The average monthly borrowing base under this agreement has been approximately $269 million, with December as the low point. Since the borrowing base is directly related to assets which turn reasonably quickly into cash, the borrowing base concept is that as those assets increase, more borrowings will be needed. As those assets liquidate into cash, the borrowing base decreases and the cash generated allows the company to pay down its revolving debt. Therefore, it is not reasonably likely that our borrowings under our credit facility would be constrained by our borrowing base. We do not believe that any additional disclosures are necessary I also confirm that we intend to amend our first and second quarter 2008 10-Q’s to make the date correction noted in your comment letter of August 22,2008. Sincerely, ~ Thomas J. Reinebach Vice President-Finance 914-784-4153 Fax: 914-784-8851 treinebach@amscan.com

We maintain dis osure control procedures, efined in Rules 13a-15(e) under the Securities Exchane Act of 1934 (the “Exchan Act”), designed to at information required to be disclosed in reports filed under the Exchange Act, is ecorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer, evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures. Based on our evaluation, Amscan’s Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effectivecce:t: 3!tE7.~ tLd—6..’ (b) Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rules l3a-15(f) and l5d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2007 identified in connection with our Chief Executive Officer’s and Chief Financial Officer’s evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. (c) Management’s Annnal Report on Internal Control Over Financial Reporting The management of Amscan is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and l5d — 15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, Amscan’s Chief Executive Officer and Chief Financial officer, or persons performing similar functions, and effected by Amscan’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: • Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Amscan; • Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Amscan are being made only in accordance with authorizations of management and directors of Amscan; and 48

BOWNE INTEGRATED TYPESETTING SYSTEM Site: BOWNE OF NEW YORK Phone: (212)924-5500 Operator: BNY99999T Date: 31-MAR-2008 17:27:51.65
Name: AMSCAN HOLDINGS, INC [A/E] CRC: 45540 BNY Y52655 049.00.00.00 6/5
Y52655.SUB, DocName: 10-K, Doc: 1, Page: 49 EDGAR 2

Table of Contents

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Amscan's assets that could have a material effect on the consolidated financial statements.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision ot the Company's Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation performed, management concluded that its internal control over financial reporting, based on the COSO criteria, was effective, as of December 31, 2007. at the reasonable assurance level

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Set forth below are the names, ages and positions with the Company of the persons who are serving as directors and executive officers of the Company at March 28, 2008.

Name	Age	Position
Gerald C. Rittenberg	56	Chief Executive Officer and Director
James M. Harrison	56	President, Chief Operating Officer and Director
Michael A. Correale	50	Chief Financial Officer
Robert J. Small	41	Chairman of the Board of Directors
Michael C. Ascione	36	Director
Michael F. Cronin	54	Director
Kevin M. Hayes	39	Director
Jordan A. Kahn	66	Director
Richard K. Lubin	61	Director
Carol M. Meyrowitz	54	Director
John R. Ranelli	61	Director

Gerald C. Rittenberg became our Chief Executive Officer in December 1997. From May 1997 until December 1997, Mr. Rittenberg served as acting Chairman of the Board. Prior to that time, Mr. Rittenberg served as the President of Amscan Inc., from April 1996 to October 1996, and as our President from the time of our formation in October 1996.

James M. Harrison became our President in December 1997 and our Chief Operating Officer in March 2002. From February 1997 to March 2002, Mr. Harrison also served as our Chief Financial Officer and Treasurer. From February 1997 to December 1997, Mr. Harrison served as our Secretary. Prior to that time, Mr. Harrison served as the Chief Financial Officer of Amscan Inc., from August 1996 to February 1997.

Michael A. Correale became our Chief Financial Officer in March 2002. Prior to that time, Mr. Correale served as our Vice President — Finance, from May 1997 to March 2002.

Robert J. Small became one of our directors upon the consummation of the 2004 Transactions. Mr. Small has been a Managing Director of Berkshire Partners LLC since January 2000.

49

This annual report does not include an attestation report of the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.